Mail Stop 4561

August 24, 2009

John T. McDonald
Chief Executive Officer and Chairman of the Board
Perficient, Inc.
1120 South Capital of Texas Highway, Building 3, Suite 220
Austin, TX 78746

> **Re:** **Perficient, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 6, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed August 5, 2009**
> **Form 8-K Filed August 5, 2009**
> **File No. 001-15169**

Dear Mr. McDonald:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

1. We note the statement in Note 4 to the financial statements that "A substantial portion of the services the Company provides are built on IBM WebSphere platforms and a significant number of its clients are identified through joint

selling opportunities conducted with IBM and through sales leads obtained from the relationship with IBM." Please tell us whether you have any agreements with IBM, and if so, how you determined that any such agreements need not be filed pursuant to Item 601(b)(10) of Regulation S-K. In your response, please specifically discuss, in quantified terms, what portion of your revenues is dependent on IBM WebSphere platforms.

Item 8. Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 36

2. Please tell us how you considered paragraph 23(c) of SFAS 95 and paragraph A96 of SFAS 123R. In this regard, we note that you have not disclosed the amount of excess tax benefits as a separate line item within operating cash flows.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 37

3. We note disclosure on page 48 that you have unbilled revenues. Please tell us more about the arrangements that result in unbilled revenues and tell us how you consider the collectibility criteria and the fixed and determinable criteria when recognizing revenue. Describe the prerequisites for billing and your experience with successfully billing and collecting unbilled revenues subsequent to the balance sheet date. Refer to Item 5-02(3)(c) of Regulation S-X.

Note 9. Business Combinations, page 49

4. We note your disclosure that the value of the shares of common stock subject to a lapse acceleration right was determined by a third party valuation firm. On page 30 you also disclose that the purchase price allocated to intangible assets was based on management's estimate and an independent valuation. Please describe for us the nature and extent of the third party valuation firm's involvement in the determination of the fair value of these transactions and assets and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding reference to a specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations available at
http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

<u>Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy
Statement Filed March 24, 2009)</u>

<u>Compensation of Directors and Executive Officers</u>

<u>Compensation Discussion and Analysis, page 8</u>

<u>General</u>

5.   The compensation discussion and analysis should be sufficiently precise to
        capture material differences in compensation policies with respect to individual
        named executive officers. Refer to Section II.B.1 of SEC Release No. 33-8732A.
        In this regard, we note the size of the stock awards to Messrs. McDonald and
        Davis relative to other named executive officers. We would expect to see a
        detailed analysis of how and why the compensation of your highest-paid named
        executive officers differs from that of the other named executive officers. If
        policies or decisions relating to a named executive officer are materially different
        than those relating to the other officers, this should be discussed on an
        individualized basis.

<u>Peer Group, page 9</u>

6.   We note your use of peer group comparison and benchmarking information.
        Please clarify whether you use specific peer group compensation percentiles in
        making compensation decisions. If so, please clarify what consideration you gave
        to disclosing the actual percentiles for fiscal 2008 compensation and each
        benchmarked element of compensation. Disclosure in this regard should include
        a discussion of where you target each element of compensation against the
        comparator companies and where actual payments fall within targeted parameters.
        We do note that, with regard to base salary, the Compensation Committee used
        the report of your consultant as verification that the base salaries are close to, or
        slightly below, the market midpoint.

<u>Base Salary, page 9</u>

7.   You indicate that the base salary for the Chief Financial Officer was increased by
        $10,000 effective May 16, 2008, though you have not discussed the reasons for
        the increase in that amount at that particular time. Please clarify the reasons for
        the increase and discuss how the increase compared to the peer group and market
        average considered by you in setting compensation.

Potential Payments upon Termination and/or Change of Control, page 22

8.   Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also, in the compensation discussion and analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Item 15. Exhibits, Financial Statement Schedules, page 59

9.   We note that you did not include in the Exhibit Index to the Form 10-K the credit agreement entered into on May 30, 2008 with Silicon Valley Bank and KeyBank filed on Form 8-K on June 3, 2008. Please amend to include the agreement or advise.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 6. Exhibits, page 19

10.   We note that the lead sentence of each certification includes the title of the certifying officer. Please note that the certifications must be provided in the exact form set forth in Item 601(b)(31) of Regulation S-K. Please confirm your understanding of the form requirements and provide us with a representation that you will provide conforming disclosure in future filings.

Form 8-K Filed August 5, 2009

Exhibit 99.1 - Press Release dated August 5, 2009

About Non-GAAP Financial Measures

11.   We note the company's statement that the non-GAAP financial measures presented are useful to investors because they exclude "non-operating charges" and because the non-GAAP measures reflect the "essential operating activities" of the Company. Please tell us your basis for referring to these items as non-operating when some of the items excluded from your non-GAAP measures, such as depreciation, amortization, and stock compensation, are included in determining income from operations. As part of your response, please tell us why you believe compensating employees is not an essential operating activity.

12.   Please explain to us and revise your disclosure in future filings to explain how
        management differentiates between the usefulness of non-GAAP net income and
        EBITDA.

                                        * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filings, you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or
Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions
regarding comments on the financial statements and related matters. Please address
questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-

3477 or Maryse Mills-Apenteng, Special Counsel at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief